Exhibit 99.4

REMINDER TO EMPLOYEE SHAREHOLDERS: VOTE YOUR PROXY!

Avaya's 2007 Annual Meeting of Shareholders will take place on Thursday, February 15, 2007.

Employees who held shares of Avaya common stock either through an Avaya savings plan or in an Avaya employee stock purchase plan account as of Tuesday, Dec. 19, 2006 should have received a communication about the Annual Meeting. The message contained detailed instructions on how to register votes for the Annual Meeting along with accessing instructions for the 2006 Annual Report and the Annual Meeting proxy statement. You may read the documents at http://investors.avaya.com.

If as of Tuesday, Dec.19, 2006 you held shares of Avaya common stock either through an Avaya savings plan or in an Avaya employee stock purchase plan account and haven’t received a notification with voting instructions, e-mail the Global Stock Plans team.

If you’ve received information with voting instructions but have not yet voted your proxy, please do so promptly.

Additionally, if as of Tuesday, Dec. 19, 2006 you held shares of Avaya common stock outside of an Avaya savings plan or an Avaya employee stock purchase plan account, either as a record shareholder or through a bank or broker, remember to also vote your proxy for those shares by telephone, Internet or mail.

ACTION ITEM! Remember to vote your proxy.

Your vote is important – make it count.